UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                         BIOCRYST PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   09058V-10-3
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                                    Leo Kirby
                         667 Madison Avenue, 19th Floor
                               New York, NY 10021
                                 (212) 521-2418
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 October 5, 2005
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.|X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-----------------------------------------       --------------------------------
CUSIP No.        09058V-10-3                    Page    2    of    8    Pages
           ------------------------                  -------    -------
-----------------------------------------       --------------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Julian C. Baker
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                        (a) |X|
                                                                        (b) |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
          SOURCE OF FUNDS (See Instructions)
   4
                   WC
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
        NUMBER OF           7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                         0
        OWNED BY          ------- ----------------------------------------------
          EACH              8     SHARED VOTING POWER
       REPORTING
         PERSON                            2,344,036
          WITH            ------- ----------------------------------------------
                                  SOLE DISPOSITIVE POWER
                            9
                                           0
                          ------- ----------------------------------------------
                                  SHARED DISPOSITIVE POWER
                            10
                                           2,344,036
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,344,036
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         (See Instructions)                                                 |_|
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   9.0%
--------- ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON (See Instructions)
   14
                   IN
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------       --------------------------------
CUSIP No.        09058V-10-3                    Page    3    of    8    Pages
           ------------------------                  -------    -------
-----------------------------------------       --------------------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Felix J. Baker
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) |X|
                                                                        (b) |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
          SOURCE OF FUNDS (See Instructions)
   4
          WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                         0
        OWNED BY          ------- ----------------------------------------------
          EACH              8     SHARED VOTING POWER
       REPORTING
         PERSON                            2,344,036
          WITH            ------- ----------------------------------------------
                                  SOLE DISPOSITIVE POWER
                            9
                                           0
                          ------- ----------------------------------------------
                                  SHARED DISPOSITIVE POWER
                            10
                                           2,344,036
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,344,036
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                 |_|
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   9.0%
--------- ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON (See Instructions)
   14
                   IN
--------- ----------------------------------------------------------------------

Item 1.           Security and Issuer.

                  This statement on Schedule 13D relates to the common stock, $0.01 par value (the "Common Stock"), of Biocryst Pharmaceuticals Inc, a Delaware corporation (the "Company"), whose principal executive offices are located at 2190 Parkway Lake Drive, Birmingham, Alabama 35244.

Item 2.           Identity and Background.

                  This statement is being filed by Julian C. Baker and Felix J. Baker (each, a "Reporting Person"), each of whom is a United States citizen. Set forth below is certain information with respect to each Reporting Person:

Name                       Business Address                       Present Principal Occupation
----                       ----------------                       ----------------------------
Julian C. Baker            667 Madison Avenue                     Managing Member, Baker Bros. Advisors,
                           New York, NY  10021                    LLC (an entity engaged in investment
                                                                  activities)

Felix J. Baker             667 Madison Avenue                     Managing Member, Baker Bros. Advisors,
                           New York, NY  10021                    LLC (an entity engaged in investment
                                                                  activities)

                  During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The funds used to purchase the shares of Common Stock reported in Item 5 below were provided from the available working capital of the entities there indicated.

Item 4.           Purpose of Transaction.

                  The entities referred to in Item 5 below acquired the shares of Common Stock set forth therein solely for investment. The Reporting Persons expect to review from time to time the investment positions of these entities and may, depending on market and other conditions, increase or decrease their holdings.

                  Whether the entities purchase any additional shares of Common Stock or dispose of any shares of Common Stock, and the amount and timing of any such transactions, will depend upon the Reporting Persons' continuing assessments of pertinent factors, including the availability of shares of Common Stock for purchase at particular price levels, the Company's business and prospects, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Company, the availability and nature of opportunities to dispose of shares in the Company and other plans and requirements of the particular entities. Depending upon their assessments of these factors from time to time, the Reporting Persons may change their present intentions as stated above, including determining to acquire additional shares of Common Stock (by means of open market or privately negotiated purchases) or to dispose of some or all of the shares of Common Stock under their control. The Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Company or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend strategy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) though (j) of Item 4 of Schedule 13D.

                  Stephen R. Biggar, an employee of Baker Bros. Advisors, LLC, is a Director of the Company.

Item 5.           Interest in Securities of the Issuer.

                  Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 26,172,526 shares outstanding as of October 5, according to information furnished to the Reporting Persons by the Issuer.

                                                                                    Percent of Class
       Name                                          Number of Shares                 Outstanding
       ----                                          ----------------                 -----------
Baker/Tisch Investments, L.P.                              57,993                        0.2%
Baker Bros. Investments, L.P.                              71,265                        0.3%
Baker Bros. Investments II, L.P.                           68,671                        0.3%
Baker Biotech Fund I, L.P.                                703,394                        2.7%
Baker Biotech Fund II, L.P.                               642,854                        2.5%
Baker Biotech Fund II (Z), L.P.                            88,865                        0.3%
Baker Biotech Fund III, L.P.                              557,560                        2.1%
Baker Biotech Fund III (Z), L.P.                          108,997                        0.4%
14159, L.P.                                                44,437                        0.2%
                                                      -----------                     ------
Total                                                   2,344,036                        9.0%

                  By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except as reported herein, neither of the Reporting Persons has any express contracts, arrangements or understandings with any other Reporting Person with respect to the securities of the Company. Except as set forth in Item 7 below, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with the Company.

Item 7.           Material to Be Filed as Exhibits.

Exhibit 1.        Agreement regarding the joint filing of this statement.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 13, 2005

                                       By:  /s/ Julian C. Baker
                                            ------------------------------
                                               Julian C. Baker

                                       By:  /s/ Felix J. Baker
                                            ------------------------------
                                              Felix J. Baker